UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.                     )

Spark Networks plc

(Name of Issuer)

Ordinary Shares, par value 0.01 pound per share

(Title of Class of Securities)

G8305M109

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8305M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Great Hill Investors, LLC 04-3463165
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 68,862(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 68,862(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 68,862(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) Less than 1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) As described in Items 4 and 5 below, the Reporting Persons (as defined below) may be deemed to be part of a group with: (i) Shapira (as defined below); (ii) Carmel (as defined below); (iii) the Tiger Global Entities (as defined below); (iv) the Criterion Entities (as defined below); and/or (v) the other Group Members (as defined below), in each case, pursuant to the terms of respective Share Purchase Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 2,856,389 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by Shapira (including shares underlying options exercisable in 60 days); (ii) the 3,499,648 Ordinary Shares, in the aggregate, beneficially owned by Carmel; (iii) the 4,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), in the aggregate, beneficially owned by the Tiger Global Entities; (iv) the 1,844,337 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the Criterion Entities; and/or (v) the 12,281,459 Ordinary Shares (including shares underlying options exercisable in 60 days and global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the other Group Members. Accordingly, such Ordinary Shares are not included in the amounts specified by the Reporting Persons above.

SCHEDULE 13D

CUSIP No. G8305M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Great Hill Equity Partners II, Limited Partnership 04-3539416
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 5,713,465(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,713,465(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,713,465(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 18.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) As described in Items 4 and 5 below, the Reporting Persons (as defined below) may be deemed to be part of a group with: (i) Shapira (as defined below); (ii) Carmel (as defined below); (iii) the Tiger Global Entities (as defined below); (iv) the Criterion Entities (as defined below); and/or (v) the other Group Members (as defined below), in each case, pursuant to the terms of respective Share Purchase Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 2,856,389 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by Shapira (including shares underlying options exercisable in 60 days); (ii) the 3,499,648 Ordinary Shares, in the aggregate, beneficially owned by Carmel; (iii) the 4,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), in the aggregate, beneficially owned by the Tiger Global Entities; (iv) the 1,844,337 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the Criterion Entities; and/or (v) the 12,281,459 Ordinary Shares (including shares underlying options exercisable in 60 days and global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the other Group Members. Accordingly, such Ordinary Shares are not included in the amounts specified by the Reporting Persons above.

SCHEDULE 13D

CUSIP No. G8305M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Great Hill Affiliate Partners II, L.P. 04-3539415
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 217,673(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 217,673(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 217,673(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 0.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) As described in Items 4 and 5 below, the Reporting Persons (as defined below) may be deemed to be part of a group with: (i) Shapira (as defined below); (ii) Carmel (as defined below); (iii) the Tiger Global Entities (as defined below); (iv) the Criterion Entities (as defined below); and/or (v) the other Group Members (as defined below), in each case, pursuant to the terms of respective Share Purchase Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 2,856,389 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by Shapira (including shares underlying options exercisable in 60 days); (ii) the 3,499,648 Ordinary Shares, in the aggregate, beneficially owned by Carmel; (iii) the 4,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), in the aggregate, beneficially owned by the Tiger Global Entities; (iv) the 1,844,337 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the Criterion Entities; and/or (v) the 12,281,459 Ordinary Shares (including shares underlying options exercisable in 60 days and global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the other Group Members. Accordingly, such Ordinary Shares are not included in the amounts specified by the Reporting Persons above.

SCHEDULE 13D

CUSIP No. G8305M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Great Hill Partners GP II, LLC 04-3538896
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 5,931,138(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 5,931,138(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,931,138(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 19.63%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) As described in Items 4 and 5 below, the Reporting Persons (as defined below) may be deemed to be part of a group with: (i) Shapira (as defined below); (ii) Carmel (as defined below); (iii) the Tiger Global Entities (as defined below); (iv) the Criterion Entities (as defined below); and/or (v) the other Group Members (as defined below), in each case, pursuant to the terms of respective Share Purchase Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 2,856,389 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by Shapira (including shares underlying options exercisable in 60 days); (ii) the 3,499,648 Ordinary Shares, in the aggregate, beneficially owned by Carmel; (iii) the 4,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), in the aggregate, beneficially owned by the Tiger Global Entities; (iv) the 1,844,337 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the Criterion Entities; and/or (v) the 12,281,459 Ordinary Shares (including shares underlying options exercisable in 60 days and global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the other Group Members. Accordingly, such Ordinary Shares are not included in the amounts specified by the Reporting Persons above.

SCHEDULE 13D

CUSIP No. G8305M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stephen F. Gormley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,000,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,000,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 19.9%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) As described in Items 4 and 5 below, the Reporting Persons (as defined below) may be deemed to be part of a group with: (i) Shapira (as defined below); (ii) Carmel (as defined below); (iii) the Tiger Global Entities (as defined below); (iv) the Criterion Entities (as defined below); and/or (v) the other Group Members (as defined below), in each case, pursuant to the terms of respective Share Purchase Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 2,856,389 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by Shapira (including shares underlying options exercisable in 60 days); (ii) the 3,499,648 Ordinary Shares, in the aggregate, beneficially owned by Carmel; (iii) the 4,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), in the aggregate, beneficially owned by the Tiger Global Entities; (iv) the 1,844,337 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the Criterion Entities; and/or (v) the 12,281,459 Ordinary Shares (including shares underlying options exercisable in 60 days and global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the other Group Members. Accordingly, such Ordinary Shares are not included in the amounts specified by the Reporting Persons above.

SCHEDULE 13D

CUSIP No. G8305M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Christopher S. Gaffney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,000,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,000,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 19.9%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) As described in Items 4 and 5 below, the Reporting Persons (as defined below) may be deemed to be part of a group with: (i) Shapira (as defined below); (ii) Carmel (as defined below); (iii) the Tiger Global Entities (as defined below); (iv) the Criterion Entities (as defined below); and/or (v) the other Group Members (as defined below), in each case, pursuant to the terms of respective Share Purchase Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 2,856,389 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by Shapira (including shares underlying options exercisable in 60 days); (ii) the 3,499,648 Ordinary Shares, in the aggregate, beneficially owned by Carmel; (iii) the 4,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), in the aggregate, beneficially owned by the Tiger Global Entities; (iv) the 1,844,337 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the Criterion Entities; and/or (v) the 12,281,459 Ordinary Shares (including shares underlying options exercisable in 60 days and global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the other Group Members. Accordingly, such Ordinary Shares are not included in the amounts specified by the Reporting Persons above.

SCHEDULE 13D

CUSIP No. G8305M109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John G. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 6,000,000(1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,000,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,000,000(1) )
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 19.9%(1)
14.	Type of Reporting Person (See Instructions) IN

(1) As described in Items 4 and 5 below, the Reporting Persons (as defined below) may be deemed to be part of a group with: (i) Shapira (as defined below); (ii) Carmel (as defined below); (iii) the Tiger Global Entities (as defined below); (iv) the Criterion Entities (as defined below); and/or (v) the other Group Members (as defined below), in each case, pursuant to the terms of respective Share Purchase Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of (i) the 2,856,389 Ordinary Shares (as defined herein), in the aggregate, beneficially owned by Shapira (including shares underlying options exercisable in 60 days); (ii) the 3,499,648 Ordinary Shares, in the aggregate, beneficially owned by Carmel; (iii) the 4,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), in the aggregate, beneficially owned by the Tiger Global Entities; (iv) the 1,844,337 Ordinary Shares (including global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the Criterion Entities; and/or (v) the 12,281,459 Ordinary Shares (including shares underlying options exercisable in 60 days and global depositary shares representing such Ordinary Shares), in the aggregate, beneficially owned by the other Group Members. Accordingly, such Ordinary Shares are not included in the amounts specified by the Reporting Persons above.

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, par value 0.01 pound per share (the “Ordinary Shares”), of Spark Networks plc, a public limited company registered in England and Wales under number 3628907 whose registered office is located at 24-26 Arcadia Avenue, Finchley Central, London N3 2JU, England (the “Issuer”), whose principal executive offices are located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

Item 2. Identity and Background

This statement is being filed on behalf of: (i) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”); (ii) Great Hill Equity Partners II Limited Partnership, a Delaware limited partnership (“GHEP II”); (iii) Great Hill Affiliate Partners II, L.P., a Delaware limited partnership (“GHAP II,” and together GHI and GHEP II, the “Funds”); (iv) Great Hill Partners GP II, LLC, a Massachusetts limited liability company (“GPII,” and together with the Funds, the “Great Hill Entities”); (v) Stephen F. Gormley (“Gormley”); (vi) Christopher S. Gaffney (“Gaffney”); and (vii) John G. Hayes (“Hayes,” together with Gormley and Gaffney, the “Controlling Persons,” and together with the Great Hill Entities, the “Reporting Persons”). Each Controlling Person is a citizen of the United States.

Each Fund is an investment fund, principally engaged in the business of making private equity and other investments. GPII is principally engaged in the business of acting as general partner or other authorized person of, investment funds engaged in private equity and other investments. GPII is the sole general partner of GHEP II and GHAP II. The Controlling Persons are the managers of GPII and GHI and the principal occupation of the Controlling Person is to act as the manager of GHI and GPII. The principal business office of the Funds, GPII and the Controlling Persons is c/o Great Hill Partners, LLC, One Liberty Square, Boston, Massachusetts 02109.

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, the Funds entered into the Share Purchase Agreements (as defined below), pursuant to which the Funds acquired, in the aggregate, 6,000,000 Ordinary Shares (including 3,500,000 global depositary shares representing Ordinary Shares), for aggregate consideration of $30,225,000. The funds for the purchase of such securities were obtained from the general working capital of the Great Hill Entities.

A copy of the Shapira Share Purchase Agreement (as defined below) is filed as Exhibit 1 hereto and is incorporated herein by reference. A copy of the Carmel Share Purchase Agreement (as defined below) is filed as Exhibit 2 hereto and is incorporated herein by reference. A copy of the Tiger Share Purchase Agreement (as defined below) is filed as Exhibit 3 hereto and is incorporated herein by reference. A copy of the Criterion Share Purchase Agreement (as defined below) is filed as Exhibit 4 hereto and is incorporated herein by reference. The descriptions herein of the Share Purchase Agreements are qualified in their entirety by reference to such agreements.

Item 4. Purpose of Transaction

On December 1, 2005, the Funds and Joe Y. Shapira (“Shapira”) entered into a share purchase agreement (the “Shapira Share Purchase Agreement”), pursuant to which the Funds acquired from Shapira (the “Shapira Purchase”) an aggregate of 1,250,000 Ordinary Shares for a purchase price of $4.60 per share, or $5,750,000 in the aggregate. In connection with the Shapira Share Purchase Agreement, Shapira exercised an option to purchase 2,000,000 Ordinary Shares (the “Shapira Option”) immediately prior to the Shapira

Purchase. On December 1, 2005, the Funds and Alon Carmel (“Carmel”) entered into a share purchase agreement (the “Carmel Share Purchase Agreement”), pursuant to which the Funds acquired from Carmel (the “Carmel Purchase”) an aggregate of 1,250,000 Ordinary Shares for a purchase price of $4.60 per share, or $5,750,000 in the aggregate. In connection with the Carmel Share Purchase Agreement, Carmel exercised an option to purchase 2,000,000 Ordinary Shares (the “Carmel Option”) immediately prior to the Carmel Purchase. On December 1, 2005, the Funds, Tiger Global II, L.P. (“TGII”), Tiger Global, L.P. (“TGLP”) and Tiger Global, Ltd. (“TGLTD,” and together with TGII and TGLP, the “Tiger Global Entities”) entered into a share purchase agreement (the “Tiger Share Purchase Agreement”), pursuant to which the Funds acquired from the Tiger Global Entities an aggregate of 2,000,000 Ordinary Shares for a purchase price of $5.35 per share, or $10,700,000 in the aggregate. On December 1, 2005, the Funds, Criterion Capital Partners, L.P. (“CCP”), Criterion Institutional Partners, L.P. (“CIP”) and Criterion Capital Partners Ltd. (“CCPL” and together with CCP and CIP, the “Criterion Entities”) entered into a share purchase agreement (the “Criterion Share Purchase Agreement”), pursuant to which the Funds acquired from the Criterion Entities an aggregate of 1,500,000 Ordinary Shares for a purchase price of $5.35 per share, or $8,025,000 in the aggregate. The Shapira Share Purchase Agreement, the Carmel Share Purchase Agreement, the Tiger Share Purchase Agreement and the Criterion Share Purchase Agreements are collectively referred to as the “Share Purchase Agreements.” Shapira, Carmel, the Tiger Global Entities and the Criterion Entities are collectively referred to as the “Selling Shareholders.”

The Reporting Persons may acquire additional Ordinary Shares (including global depositary shares or other depositary shares, in each case, representing Ordinary Shares). The Reporting Persons consider the Ordinary Shares an investment made in the ordinary course of business. The Reporting Persons intend to review on a continuing basis the investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Ordinary Shares (including global depositary shares or other depositary shares, in each case, representing Ordinary Shares) or dispose of Ordinary Shares (including global depositary shares or other depositary shares, in each case, representing Ordinary Shares), in the open market, in privately negotiated transactions or in any other lawful manner.

Voting Arrangements

Pursuant to the terms of the respective Share Purchase Agreements, for so long as the Funds and their respective affiliates collectively own: (i) in the case of the Shapira Share Purchase Agreement and the Carmel Share Purchase Agreement, at least 10% of the outstanding Ordinary Shares (and/or other depositary shares representing such Ordinary Shares); and (ii) in the case of the Tiger Share Purchase Agreement and the Criterion Share Purchase Agreement, at least 5% of the outstanding Ordinary Shares (including Ordinary Shares that are represented by global depositary shares and any other shares in the capital of the Issuer entitled to vote on the election of directors) (“Voting Shares”), each Selling Shareholder agreed that: (x) if at any time any Fund notifies a Selling Shareholder of its desire and intention to designate a single director on behalf of all of the Funds (the “Great Hill Director”) in advance of any meeting of the Issuer’s shareholders called to vote upon for the election of directors, and at all adjournments thereof and in all other circumstances upon which a vote, consent or other approval (including by written consent) is sought with respect to the election of directors or that is necessary to elect directors of the Issuer, such Selling Shareholder agreed to consent, vote (or cause to be voted) all of its Voting Shares that are owned or held of record by such Selling Shareholder, or as to which such Selling Shareholder has voting power or in respect of which such Selling Shareholder can direct, restrict or control any such voting power (the “Remaining Shares”) held at the time such consent is sought or meeting is held to elect such Great Hill Director; and (y) if at any time any Fund notifies a Selling Shareholder of its desire and intention to remove or replace a Great Hill Director or to fill a vacancy caused by the resignation of a Great Hill Director, such Selling Shareholder agreed to cooperate in causing the requested removal and/or replacement by voting in the appropriate manner. Each Selling Shareholder irrevocably granted, and appointed Michael A. Kumin, and any other person who shall hereafter be designated by the Funds, as such Selling Shareholder’s proxy and attorney (with full power of substitution), to vote all of such Selling Shareholder’s Remaining Shares held at the time such consent is sought or meeting is held in any circumstances where a vote, consent or other approval is sought to elect a Great Hill Director.

In addition, each Selling Shareholder agreed not to enter into or exercise its rights under any voting arrangements with respect to any Remaining Shares or take any other action, that would in any way restrict, limit or interfere with the performance of its obligations to vote its Remaining Shares in accordance with the terms of the applicable Share Purchase Agreement. Pursuant to the terms of the Share Purchase Agreements, no Selling Shareholder is restricted from selling or otherwise transferring any Remaining Shares or any interest therein to a third party that is not an affiliate of such Selling Stockholder or the Issuer or to any affiliate that agrees in writing to be bound by the terms of the applicable Share Purchase Agreement. The foregoing covenants and obligations of each Selling Shareholder terminate after a Great Hill Director (together with any replacements therefore) has served a single, full term of office of three years, in accordance with the Issuer’s articles and memorandum of association, as in effect on December 1, 2005.

In addition, each Selling Shareholder agreed that, in order to secure the interest of the Funds in the Ordinary Shares purchased under each applicable Share Purchase Agreement, with effect from December 1, 2005, each Selling Shareholder irrevocably appointed Great Hill Partners, LLC to be its attorney in its name and on its behalf to exercise all or any of the voting and other rights, powers and privileges attached to the Ordinary Shares (or global depositary shares representing Ordinary Shares) purchased pursuant to each applicable Share Purchase Agreement. Each Selling Shareholder agreed, following December 1, 2005, not to exercise all or any of the voting and other rights, powers and privileges attached to the Ordinary Shares (or global depositary shares representing Ordinary Shares) purchased pursuant to the applicable Share Purchase Agreement.

Item 5. Interest in Securities of the Issuer

(a) Based upon the number of Ordinary Shares outstanding as of October 19, 2005 as reported in the Issuer’s Form 10 filed on November 14, 2005 and after giving effect to the issuance of 4,000,000 shares pursuant to the exercise of the Carmel Option and the Shapira Option: (i) GHI directly beneficially owns an aggregate of 68,862 Ordinary Shares (including 40,170 global depositary shares representing Ordinary Shares), representing less than 1.0% of the Ordinary Shares; (ii) GHAP II directly beneficially owns an aggregate of 217,673 Ordinary Shares (including 126,976 global depositary shares representing Ordinary Shares), representing approximately 0.7% of the Ordinary Shares; (iii) GHEP II directly beneficially owns an aggregate of 5,713,465 Ordinary Shares (including 3,332,854 global depositary shares representing Ordinary Shares), representing approximately 18.9% of the Ordinary Shares; (iv) GPII may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by GHAP II and GHEP II, representing approximately 19.6% of the Ordinary Shares; and (v) each Controlling Person may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by GHI and GPII, representing approximately 19.9% of the Ordinary Shares. Each Controlling Person and GPII disclaims beneficial ownership of the Ordinary Shares and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Ordinary Shares.

In addition, by virtue of the Shapira Share Purchase Agreement, the Carmel Share Purchase Agreement, the Tiger Share Purchase Agreement and/or the Criterion Share Purchase Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes, respectively, Shapira and the Reporting Persons (the “Shapira Group”), Carmel and the Reporting Persons (the “Carmel Group”), the Tiger Global Entities and the Reporting Persons (the “Tiger Group”), and/or the Criterion Entities and the Reporting Persons (the “Criterion Group,” and together with Shapira, Carmel and the Tiger Global Entities, the “Group Members”). While the Reporting Persons do not concede that any such “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. Based upon the number of Ordinary Shares outstanding as of October 19, 2005 as reported in the Issuer’s Form 10 filed on November 14, 2005 and after giving effect to the issuance of 4,000,000 shares pursuant to the exercise of the Carmel Option and the Shapira Option: (i) the Shapira Group would be deemed to beneficially own, in the aggregate, 8,856,389 Ordinary Shares (including shares underlying options exercisable within 60 days of the date hereof), representing approximately 29.2% of the Ordinary Shares; (ii) the Carmel Group would be deemed to beneficially own, in the aggregate, 9,499,648 Ordinary Shares, representing approximately 31.5% of the Ordinary Shares; (iii) the Tiger Group would be deemed to beneficially own, in the aggregate, 10,631,085 Ordinary Shares (including global depositary shares representing Ordinary Shares), representing approximately 35.2% of the Ordinary Shares; (iv) the Criterion Group would be deemed to beneficially own, in the aggregate, 7,844,337 Ordinary Shares (including global depositary shares representing Ordinary Shares), representing approximately 26.0% of the Ordinary Shares; and (v) a group including all Group Members would be deemed to beneficially own, in the aggregate, 18,281,459 Ordinary Shares (including shares underlying options exercisable within 60 days of the date hereof and global depositary shares representing Ordinary Shares), representing approximately 60.3% of the Ordinary Shares. The Reporting Person expressly disclaims beneficial ownership of Ordinary Shares beneficially owned by any other Group Member and does not affirm that any such “group” exists.

(b) GHI directly has the power to vote, direct the vote, dispose and direct the disposition of 68,832 Ordinary Shares (including 40,170 global depositary shares representing Ordinary Shares). GHAP II directly has the power to vote, direct the vote, dispose and direct the disposition of 217,673 Ordinary Shares (including 126,976 global depositary shares representing Ordinary Shares). GHEP II directly has the power to vote, direct the vote, dispose and direct the disposition of 5,713,465 Ordinary Shares (including 3,332,854 global depositary shares representing Ordinary Shares). GPII indirectly has the power to vote, direct the vote, dispose and direct the disposition of 5,931,138 Ordinary Shares (including 3,459,830 global depositary shares representing Ordinary Shares). Each Controlling Person indirectly has the power to vote, direct the vote, dispose of and direct the disposition of 6,000,000 Ordinary Shares (including 3,500,000 global depositary shares representing Ordinary Shares).

Pursuant to, and to the extent set forth in, the Shapira Share Purchase Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the Ordinary Shares beneficially owned by Shapira. Pursuant to, and to the extent set forth in, the Carmel Share Purchase Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the Ordinary Shares beneficially owned by Carmel. Pursuant to, and to the extent set forth in the Tiger Share Purchase Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the Ordinary Shares beneficially owned by the Tiger Global Entities. Pursuant to, and to the extent set forth in, the Criterion Share Purchase Agreement, it could be alleged that the Reporting Person shares voting and dispositive power with respect to the Ordinary Shares beneficially owned by the Criterion Entities. To the knowledge of the Reporting Person and based on documents publicly filed by the Group Members, (i) the name, address and principal occupation/business of each Group Member is as set forth on Exhibit 5 hereto and is incorporated herein by reference. To the knowledge of the Reporting Person and based on documents publicly filed by the Group Members, during the last five years, no Group Member has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(c) Except for the information set forth herein or incorporated by reference herein or in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons, and to the knowledge of the Reporting Persons, no other Group Member, has effected any transaction relating to the Ordinary Shares during the past 60 days. Based on information reported in public filings, to the knowledge of the Reporting Persons: (i) on December 1, 2005, Shapira sold 250,000 Ordinary Shares for $4.40 per share in a privately negotiated transaction; (ii) Carmel sold (a) 80,700 Ordinary Shares for $6.07 per share in a privately negotiated transaction on November 14, 2005 and (b) 150,000 Ordinary Shares for $4.40 per share in a privately negotiated transaction on December 1, 2005; and (iii) the Criterion Entities (a) purchased 3,860 Ordinary Shares (represented by global depositary shares) for $6.56 per share on September 30, 2005 and (b) purchased 3,000 Ordinary Shares (represented by global depositary shares) for $6.94 per share on October 28, 2005, in each case, in open market transactions.

(d) Each limited partner of GHEP II has the right to receive dividends from, or proceeds from the sale of, investments by GHEP II, including the Ordinary Shares, in accordance with their limited partnership interests in GHEP II and subject to the terms and conditions of GHEP II’s limited partnership agreement. Each limited partner of GHAP II has the right to receive dividends from, or proceeds from the sale of, investments by GHAP II, including the Ordinary Shares, in accordance with their limited partnership interests in GHAP II and subject to the terms and conditions of GHAP II’s limited partnership agreement. Each member of GHI has the right to receive dividends from, or proceeds from the sale of, investments by GHI, including the Ordinary Shares, in accordance with their membership interests in GHI and subject to the terms and conditions of GHI’s limited liability company agreement. Each member of GPII has the right to receive dividends from, or proceeds from the sale of, investments by GPII, including the Ordinary Shares, in accordance with their membership interests in GPII and subject to the terms and conditions of GPII’s limited liability company agreement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the Share Purchase Agreements described in Item 4, which are incorporated by reference herein.

Standstill Agreement

On December 1, 2005, GHEP II and the Issuer entered into a Standstill Agreement (the “Standstill Agreement”) pursuant to which GHEP II agreed that neither it nor any of its affiliates (the “Shareholder Group”) will, without the prior written consent of the Issuer, for a period of 14 months from December 1, 2005 (“Fourteen Month Period”): (i) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, directly or indirectly, by purchase or otherwise, ownership, including, without limitation, beneficial ownership, of any securities entitled, in the ordinary course, to vote in the election of directors (the “Voting Securities”) of the Issuer or direct or indirect rights to acquire any class of securities of the Issuer or any subsidiary thereof, or of any successor thereto, or any assets of the Issuer or any subsidiary or division thereof or of any such successor if after giving effect thereto, the Shareholder Group would beneficially own more than 29.9% of the aggregate number of votes (by reference to the Issuer’s register of members) which may (at the relevant time) be cast by holders of outstanding Voting Securities of the Issuer on a poll at a general meeting of the Issuer, having regard to any restrictions on voting imposed from time to time by the Issuer’s Articles of Association (the “Total Voting Power”); (ii) participate in (A) any tender, takeover or exchange offer, merger or other business combination involving the Issuer or any of its subsidiaries; (B) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries; or (C) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any Voting Securities of the Issuer or any of its subsidiaries; (iii) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; (iv) otherwise act, alone or in concert with others, to seek to control the Board of Directors of the Issuer; (v) take any action which would force the Issuer to make a public announcement regarding the matters set forth in (i) above under applicable law; or (vi) enter into any arrangements with any third party with respect to any of the foregoing.

Pursuant to the Standstill Agreement, GHEP II agreed that no member of the Shareholder Group will, without the prior written consent of the Issuer, after the expiration of the Fourteen Month Period, (i) acquire or agree, offer, or propose to acquire, or cause to be acquired by purchase or otherwise, whether individually or otherwise, beneficial ownership, of any Voting Securities of the Issuer or direct or indirect rights to acquire any class of securities of the Issuer or any subsidiary thereof, or of any successor to or person in control of the Issuer, or any assets of the Issuer or any subsidiary or division thereof or of any such successor or controlling person, if (1) prior to giving effect thereto, the Shareholder Group beneficially owns less than 60% of Total Voting Power, and (2) after giving effect thereto the Shareholder Group, subject to certain exceptions, would beneficially own more than 29.9% of Total Voting Power; or (ii) participate in (A) any tender, takeover or exchange offer, merger or other business combination involving the Issuer; or (B) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer; if (1) prior to giving effect thereto, the Shareholder Group beneficially owns less than 60% of Total Voting Power, and (2) after giving effect thereto the Shareholder Group, subject to certain exceptions, would beneficially own more than 29.9% of Total Voting Power.

The restrictions in the Standstill Agreement do not apply to: (a) increases in the percentage of the Total Voting Power beneficially owned by the Shareholder Group solely as a result of a repurchase or redemption of securities by the Issuer, a rights issue, recapitalization, capitalisation, sub-division or consolidation or a share capital reduction and any other variation of the capital of the Issuer and/or rights in respect thereof, or capital distribution (being any distribution, whether in cash or in specie, out of capital profits or capital reserves (including share premium account and any capital redemption reserve fund)), or any other action taken by the Issuer; (b) offers to acquire and acquisitions by the Shareholder Group of beneficial ownership of Voting Securities of the Issuer pursuant to bona fide written offers made after the expiration of the Fourteen Month Period, open for acceptance for a period of at least thirty (30) days from delivery, made to each and all of the Issuer’s holders of Voting Securities, to purchase for cash all of such securities then outstanding, if such offer occurs at the same time and on the same terms and conditions for each such securityholder in accordance with the terms and conditions of any applicable law, code or regulations; or (c) the Share Purchase Agreements, as such agreements are in effect on December 1, 2005, or the exercise of any rights thereunder, in accordance with the terms and conditions of any applicable law, code or regulations.

In addition, GHEP II agreed that no member of the Shareholder Group shall sell or transfer any of the shares purchased by any of them on the date hereof or any interests therein during the period commencing on the date hereof and ending on the date that is 180 days following the date hereof without the prior written consent of the Issuer, other than: (i) the pledge or transfer of such shares or any interest therein pursuant to any bona fide third party financing transaction or (ii) the sale or transfer of any such shares or any interest therein among the members of the Shareholder Group, if, in the case of clause (ii), the purchaser or transferee agrees to be bound by these provisions.

The Standstill Agreement terminates upon the occurrence of any of the following: (i) the written agreement of the Issuer and GHEP II; (ii) the fifth anniversary of December 1, 2005; or (iii) the dissolution, liquidation or winding up of the Issuer.

A copy of the Standstill Agreement is incorporated by reference as Exhibit 6 to this Schedule 13D, and the description herein of the Standstill Agreement is qualified in its entirety by reference to such agreement.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and Joe Y. Shapira.

Exhibit 2	Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and Alon Carmel.

Exhibit 3	Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and the Tiger Global Entities.

Exhibit 4	Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and the Criterion Entities.

Exhibit 5	Name, address and principal occupation of certain Group Members.

Exhibit 6	Standstill Agreement, dated as of December 1, 2005, by and among GHEP II and the Issuer.

Exhibit 7	Joint Filing Agreement, dated as of December 12, 2005, by and among the Funds, GPII and the Controlling Persons.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date:	December 12, 2005

GREAT HILL PARTNERS GP II, LLC

By:	/S/ CHRISTOPHER S. GAFFNEY
Christopher S. Gaffney Manager

EXHIBIT INDEX

Exhibit 1	Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and Joe Y. Shapira.

Exhibit 2	Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and Alon Carmel.

Exhibit 3	Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and the Tiger Global Entities.

Exhibit 4	Share Purchase Agreement, dated as of December 1, 2005, by and among the Funds and the Criterion Entities.

Exhibit 5	Name, address and principal occupation of certain Group Members.

Exhibit 6	Standstill Agreement, dated as of December 1, 2005, by and among GHEP II and the Issuer.

Exhibit 7	Joint Filing Agreement, dated as of December 12, 2005, by and among the Funds, GPII and the Controlling Persons.